October 24, 2005
VIA EDGAR AND OVERNIGHT DELIVERY
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Mark P. Shuman, Esq.
Sara D. Kalin, Esq.

Re:	Business Objects S.A.
Amendment No. 1 to Registration Statement on Form S-3
File No. 333-126082
Filed August 10, 2005
Ladies and Gentlemen:
         On behalf of Business Objects S.A. (“Business Objects”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated September 1, 2005 relating to the Registration Statement on Form S-3 (File No. 333-126082) originally filed with the Commission on June 23, 2005 (the “Registration Statement”), as amended by Amendment No. 1 to the Registration Statement filed August 10, 2005.
         On behalf of Business Objects, we are concurrently filing via EDGAR Amendment No. 2 to the Registration Statement (“Amendment No. 2”), and for the convenience of the Staff, we are providing copies of this letter and marked copies of Amendment No. 2 to Ms. Kalin by overnight delivery. Amendment No. 2 as filed via EDGAR is marked as specified in Item 310 of Regulation S-T.
         In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with Business Objects’ response. Capitalized terms used but not defined herein shall have the meanings ascribed thereto in Amendment No. 2.
Prospectus Front Cover Page
1.	Please expand the front cover page of your prospectus to provide disclosure regarding the separate pending offering under registration statement number 333-119662 and ensure that your next amendment to such registration statement is similarly revised to provide disclosure regarding the shares being offered under this registration statement.

Securities and Exchange Commission
Re: Business Objects S.A.
October 24, 2005

         Business Objects has revised the disclosure on the prospectus cover page of Amendment No. 2 in response to the Staff’s comment.
Information Incorporated by Reference, page 48
2.	Please update this section to include the Forms 8-K filed on August 18 and August 29, 2005 and ensure that your future amendments are updated to include all filings that are required to be incorporated by reference and are filed prior to effectiveness of the registration statement. See Interp. H.69 of the July 1997 CF Telephone Interpretations Manual.
         In response to the Staff’s comment, Business Objects has revised the disclosure on page 49 of Amendment No. 2.
Item 16. Exhibits, page II-2
3.	Paragraph (d) on page 2 of the opinion appears to contain assumptions concerning matters of law that must be resolved to provide a legality opinion as to the validity of the shares. Please revise to avoid assumptions about legal conclusions. We will not object to the extent you narrow the scope of these assumptions to matters of fact relied upon by certifications received from agents of the issuer.
         In response to the Staff’s comment, Business Objects has filed a revised legal opinion of French counsel as Exhibit 5.1 to Amendment No. 2.
4.	With respect to prior comment 4, because your French counsel believes that the existence and authority of the subscriber are necessary elements in determining the validity of the issuance, please provide an opinion as to whether the subscriber validly exists as of the date of the opinion and as to the scope of its authority at that time. We will not object to assumptions of continuing existence and authority at the time of future issuances. It appears that the opinion as to these matters should be provided with respect to California law. Additionally, while we note from your response that you believe it is customary in legal opinions delivered in corporate transactions to assume the existence and authority of one’s counterparty, as the Trust was established by the company, it does not appear to be a counterparty.
         In response to the Staff’s comment, Business Objects has filed a revised legal opinion of French counsel as Exhibit 5.1 to Amendment No. 2.

Securities and Exchange Commission
Re: Business Objects S.A.
October 24, 2005

          On behalf of Business Objects, we inform the Staff that we will be requesting acceleration of the effectiveness of the Registration Statement as soon as practicable after the comments of the Staff concerning the disclosure set forth in the Registration Statement, as amended, have been satisfied. Pursuant to Rule 461, such request may be made either in writing or orally. If the request is made orally, we advise you that Business Objects is aware of its obligations under the Securities Act of 1933, as amended, in connection with such request for acceleration.
          An appropriate request for acceleration of effectiveness and information required pursuant to Rules 460 and 461 of the Securities Act and 15c2-8 of the Securities Exchange Act of 1934, as amended, will be delivered to the Staff.
          In anticipation of providing a request for acceleration of the Registration Statement, pursuant to the letter dated July 22, 2005 from the Commission to Business Objects, Business Objects hereby acknowledges the following:
•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	Business Objects may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
          Pursuant to Rule 472, Amendment No. 2 is filed herewith in response to the Staff’s comments. Business Objects confirms that no additional material changes were made in Amendment No. 2 for reasons other than: (i) in response to a specific Staff comment; (ii) as noted in this response letter; (iii) to update the Risk Factors and certain other date-specific information; (iv) to update the Information Incorporated by Reference; and (v) to update Item 16. Exhibits and the Exhibit Index.

Securities and Exchange Commission
Re: Business Objects S.A.
October 24, 2005

          Please direct your questions or comments to John T. Sheridan of this office (650-320-4631), Julia Reigel of this office (650-320-4509) or me (650-849-3124). In addition, we would request that you provide a facsimile of any additional comments you may have to Mr. Sheridan, Ms. Reigel and me at 650-493-6811. Thank you for your assistance.

Very truly yours, WILSON SONSINI GOODRICH & ROSATI Professional Corporation
By:	/s/ Michael Post
Michael Post

cc:	Susan J. Wolfe, Esq.
Wendy A. Boufford, Esq.
Larry W. Sonsini, Esq.
John T. Sheridan, Esq.
Julia Reigel, Esq.